UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 4, 2024

LIBERTY MEDIA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-35707	37-1699499
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (720) 875-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Series A Liberty SiriusXM Common Stock	LSXMA	The Nasdaq Stock Market LLC
Series B Liberty SiriusXM Common Stock	LSXMB	The Nasdaq Stock Market LLC
Series C Liberty SiriusXM Common Stock	LSXMK	The Nasdaq Stock Market LLC
Series A Liberty Formula One Common Stock	FWONA	The Nasdaq Stock Market LLC
Series C Liberty Formula One Common Stock	FWONK	The Nasdaq Stock Market LLC
Series A Liberty Live Common Stock	LLYVA	The Nasdaq Stock Market LLC
Series C Liberty Live Common Stock	LLYVK	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On September 4, 2024, Liberty Media Corporation, a Delaware corporation (“Liberty Media”), and Sirius XM Holdings Inc., a Delaware corporation (“Sirius XM”), issued a joint press release announcing that, assuming the requisite conditions to the previously announced redemptive split-off (the “Split-Off”) of Liberty Sirius XM Holdings Inc., a Delaware corporation (“SplitCo”), are satisfied or waived, as applicable, at 4:05 p.m., New York City time, on September 9, 2024, Liberty Media intends to redeem each outstanding share of Liberty Media’s Series A, Series B and Series C Liberty SiriusXM common stock in exchange for 0.8375 of a share of common stock of SplitCo, with cash being paid to entitled record holders of Liberty SiriusXM common stock in lieu of any fractional shares of common stock of SplitCo.

Additionally, assuming all requisite conditions are satisfied or waived, as applicable, at 6:00 p.m., New York City time, on September 9, 2024, Radio Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of SplitCo, will merge with and into Sirius XM (the “Merger” and together with the Split-Off, the “Transactions”), with Sirius XM surviving the Merger as a wholly owned subsidiary of SplitCo. Upon consummation of the Merger, each share of common stock of Sirius XM issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by SplitCo and its subsidiaries) will be converted into the right to receive one-tenth (0.1) of a share of SplitCo common stock, with cash being paid to entitled record holders of Sirius XM common stock in lieu of any fractional shares of common stock of SplitCo.

As part of the Transactions SplitCo will change its name to Sirius XM Holdings Inc. (“New SiriusXM”). Liberty Media expects that the common stock of New SiriusXM will begin trading on Nasdaq under the ticker symbol “SIRI” as of September 10, 2024.

The foregoing description is qualified in its entirety by reference to the full text of the press release, a copy of which is filed herewith as Exhibit 99.1 in compliance with Rule 425 of the Securities Act of 1933, as amended, and is incorporated by reference into this Item 8.01.

* * *

Forward-Looking Statements

This Current Report on Form 8-K includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the Transactions and their proposed timing and other matters related to the Transactions. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. These forward-looking statements involve many risks and uncertainties that could cause actual results and the timing of events to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the Transactions. These forward-looking statements speak only as of the date of this Current Report on Form 8-K, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including its definitive proxy statement materials for the special meeting and its most recent Forms 10-K and 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports Liberty Media subsequently files with the SEC, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this Current Report on Form 8-K.

Additional Information

Nothing in this Current Report on Form 8-K shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Media, Sirius XM or SplitCo. The proposed offer and issuance of shares of SplitCo common stock in the Transactions will be made only pursuant to SplitCo’s effective registration statement on Form S-4, which includes a prospectus of SplitCo. Liberty Media and Sirius XM stockholders and other investors are urged to read the registration statement, Liberty Media’s definitive proxy statement materials for the special meeting and Sirius XM’s information statement, together with all relevant Securities and Exchange Commission (“SEC”) filings regarding the Transactions, and any other relevant documents filed as exhibits therewith, as well as any amendments or supplements to those documents, because they contain important information about the Transactions. The prospectus/proxy statement/information statement and other relevant materials for the proposed Transactions have previously been provided to all LSXMA, LSXMB and Sirius XM stockholders. Copies of these SEC filings are available, free of charge, at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518 or Sirius XM Holdings Inc., 1221 Avenue of the Americas, 35th Floor, New York, New York 10020, Attention: Investor Relations, (212) 584-5100.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated September 4, 2024
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 4, 2024

LIBERTY MEDIA CORPORATION

By:	/s/ Katherine C. Jewell
Name: Katherine C. Jewell
Title: Vice President and Assistant Secretary